BRF S.A.
A Publicly Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“Company” or “BRF”) announces to its shareholders and to the market that the Superintendência-Geral – Senior Management (“SG”) of the Brazilian Anti-Trust Enforcement Agency (CADE), today concluded its analysis of the Investment Agreement signed by the Company on November 1, 2013 with Minerva S.A. and VDQ Holdings S.A., the controlling shareholder of Minerva, pursuant to the announcement to the market published as of that date.

It is SG’s non-binding opinion that the Investment Agreement provokes some concern with respect to the level of competitiveness prevailing in the operations involving BRF and Minerva for certain lines in the processed products segment (cold cuts light line, processed chicken, kibes and meat balls). As a result, CADE’s Administrative Court is to consider possible measures for eliminating the concerns in relation to the degree of competition of the business in the market for in natura beef. In accordance with the legal procedures, the analysis of the Investment Agreement will be submitted to the Administrative Court within the next few days for the examination of the SG’s opinion and a final decision on the matter.

BRF will continue cooperating with CADE in its analysis of the Investment Agreement during this further stage of the process and, in conjunction with Minerva, VDQ and the anti-trust authority, is confident that a solution can be found which will satisfy the concerns raised by the SG.

BRF undertakes to keep the market informed as to developments in relation to this issue.

São Paulo, June 6, 2014.

Augusto Ribeiro Júnior

Chief Financial and Investor Relations Officer